FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 - Name and Address of Company:

Golden Star Resources Ltd. (“Golden Star” or the “Company”)
150 King Street West
Sun Life Financial Tower, Suite 1200
Toronto, Ontario
M5H 1J9
Item 2 - Date of Material Change:
April 28, 2016
Item 3 - News Release:
Two news releases regarding the material change were disseminated by the Company over CNW Group on April 28, 2016 and May 9, 2016.
Item 4 - Summary of Material Change:
On April 28, 2016, Golden Star announced that it entered into an agreement with BMO Capital Markets (“BMO”), under which BMO agreed to buy on a bought deal basis 22,750,000 common shares of Golden Star (the “Common Shares”), at a price of US$0.66 per Common Share for gross proceeds of approximately US$15 million (the “Offering”). Subsequently on May 9, 2016, Golden Star announced that it completed the Offering..
Item 5 - Full Description of Material Change:
5.1    Full Description of Material Change
Golden Star announced on April 28, 2016 that it entered into an agreement with BMO, under which BMO agreed to buy on a bought deal basis 22,750,000 Common Shares, at a price of US$0.66 per Common Share for gross proceeds of approximately US$15 million.
The net proceeds of the Offering will be used for debt reduction as well as for working capital and general corporate purposes. This will further enhance the reduction in debt that occurred in, and subsequent to, the first quarter of 2016 which includes the repurchase of $3.6 million principal amount of the Company’s 5% Convertible Debentures for $1.8 million that included an interest payment of $0.1 million, leaving $73.9 million principal amount outstanding of the Convertible Debentures that will mature on June 1, 2017.
The Company filed a prospectus supplement to its existing base shelf prospectus on May 2, 2016 with the securities regulatory authorities in each of the provinces of Canada, other than Quebec, and the U.S. Securities and Exchange Commission.
The Offering was completed on May 9, 2016. The Company granted BMO an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 3,412,500 Common Shares at a price of US$0.66 per Common Share to cover over-allotments, if any.

5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102:
Not applicable.
Item 7 - Omitted Information:
Not applicable.
Item 8 - Executive Officer:
André van Niekerk, Executive Vice President and Chief Financial Officer
Phone: (416) 583-3800
Item 9 - Date of Report:
May 9, 2016